EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference, in this Registration Statement on Form S-1, of our report dated April 5, 2023, except for the effects of the reverse stock split discussed in Note 3 to the financial statements, as to which the date is June 12, 2023, related to the financial statements of Janover, Inc. as of December 31, 2022 and 2021, and for the years then ended, which includes an explanatory paragraph regarding the substantial doubt about the Company’s ability to continue as a going concern, included in Registration Statement No. 333-267907 on Form S-1 of Janover Inc. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ dbbmckennon

Newport Beach, California
July 24, 2023